AB Government Exchange Reserves the Fund
811-08294

Exhibit 77M


Effective November 10, 2017, AB Government Money
Market Portfolio, a series of AB Fixed-Income Shares,
Inc., completed the acquisition of the assets and assumption of the liabilities of each of the Fund and AB Government Reserves Portfolio, a series of AB
Bond Fund, Inc.